                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-45942


                              PROSPECTUS SUPPLEMENT
                                      NO. 1
                    (TO PROSPECTUS DATED SEPTEMBER 26, 2000)

                           CALIPER TECHNOLOGIES CORP.

                                2,300,000 SHARES

                                  COMMON STOCK

     The selling stockholders identified in the prospectus referred to above, to which this prospectus supplement forms a part, are selling 2,300,000 shares of common stock. We are not selling any shares of our common stock under this prospectus or prospectus supplement and we will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. We are providing this prospectus supplement to update the information contained in the prospectus referred to above. This prospectus supplement includes our third quarter financial statements, related management's discussion and analysis of financial condition and results of operations, and a discussion of recent developments in litigation in which we are involved. This prospectus supplement should be read in connection with the related prospectus.

     Our common stock is listed on The Nasdaq Stock Market's National Market under the symbol "CALP." On November 13, 2000, the last reported sale price for our common stock was $56.13 per share.

     The selling stockholders may sell the shares of common stock described in the prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares in the section entitled "Plan of Distribution" on page 60 of the prospectus.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 7 OF THE PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The date of this prospectus supplement is November 14, 2000.

     NO DEALER, SALES PERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CALIPER. THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE NOTES OR CONVERSION SHARES OFFERED BY THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES OR CONVERSION SHARES TO ANYONE IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS SHALL UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CALIPER SINCE THE DATE OF THIS PROSPECTUS SUPPLEMENT OR IMPLY THAT INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              --------------------

                                TABLE OF CONTENTS

                                                                             PAGE
                                                                             ----
Unaudited Financial Statements...............................................S-3

Disclosure Regarding Forward-Looking Statements..............................S-11

Management's Discussion and Analysis of Financial Condition
and Results of Operations....................................................S-11

Litigation Update............................................................S-15


                                      S-2.

                         UNAUDIDTED FINANCIAL STATEMENTS

                           CALIPER TECHNOLOGIES CORP.

                            CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                  SEPTEMBER 30,    DECEMBER 31,
                                                      2000             1999
                                                  -------------    ------------
                                                   (unaudited)
ASSETS
Current assets:
Cash and cash equivalents .......................   $  48,723       $  44,772
Marketable securities ...........................      85,106          28,520
Accounts receivable, net ........................       1,628           1,055
Other receivable ................................      12,000              --
Inventories .....................................       2,225             287
Prepaid expenses and other current assets .......       1,093             754
                                                    ---------       ---------
Total current assets ............................     150,775          75,388
Marketable securities ...........................      56,899          26,924
Property and equipment, net .....................       6,416           5,346
Notes receivable from officers ..................         615             625
Other assets, net ...............................         660             564
                                                    ---------       ---------
Total assets ....................................   $ 215,365       $ 108,847
                                                    =========       =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable ................................   $   1,650       $   1,321
Accrued compensation ............................       1,721           1,082
Other accrued liabilities .......................       2,444           1,011
Deferred revenue ................................       3,258           2,210
Current portion of equipment financing ..........       1,665           1,454
                                                    ---------       ---------
Total current liabilities .......................      10,738           7,078
Noncurrent portion of equipment financing .......       3,614           3,671
Deferred revenue ................................         394              --
Other noncurrent liabilities ....................         506             235

Commitments
Stockholders' equity:
Common stock ....................................          23              21
Additional paid-in capital ......................     248,368         142,401
Deferred stock compensation .....................      (5,654)         (9,317)
Accumulated deficit .............................     (42,584)        (35,109)
Accumulated other comprehensive loss ............         (40)           (133)
                                                    ---------       ---------
Total stockholders' equity ......................     200,113          97,863
                                                    ---------       ---------
Total liabilities and stockholders' equity ......   $ 215,365       $ 108,847
                                                    =========       =========

                             See accompanying notes.


                                      S-3.

                           CALIPER TECHNOLOGIES CORP.
                       CONDENSED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                            THREE MONTHS ENDED           NINE MONTHS ENDED
                                                               SEPTEMBER 30,               SEPTEMBER 30,
                                                           ---------------------       ---------------------
                                                             2000         1999           2000         1999
                                                           --------     --------       --------     --------
Revenue ................................................   $  5,507     $  3,414       $ 13,576     $  8,859

Costs and expenses:
   Research and development ............................      9,826        4,860         24,322       12,302
   General and administrative ..........................      2,464        1,400          7,300        3,487
   Amortization of deferred stock compensation(1) ......      1,020          936          3,663        1,997
                                                           --------     --------       --------     --------
Total costs and expenses ...............................     13,310        7,196         35,285       17,786
                                                           --------     --------       --------     --------
Operating loss .........................................     (7,803)      (3,782)       (21,709)      (8,927)
Interest income, net ...................................      1,870          212          4,528          801
Litigation settlement ..................................     12,000           --         12,000           --
                                                           --------     --------       --------     --------
Net income/(loss) before accounting change .............      6,067       (3,570)        (5,181)      (8,126)
Cumulative effect of a change in accounting
principle ..............................................         --           --         (2,294)          --
                                                           --------     --------       --------     --------
Net income/(loss) ......................................      6,067       (3,570)        (7,475)      (8,126)
Accretion on redeemable convertible
preferred stock ........................................         --         (608)            --       (1,822)
                                                           --------     --------       --------     --------
Net income/(loss) attributable to common
stockholders ...........................................   $  6,067     $ (4,178)      $ (7,475)    $ (9,948)
                                                           ========     ========       ========     ========

Net income/(loss) per common share, basic:
Net income/(loss) before accounting change .............   $   0.28     $  (1.48)      $  (0.24)    $  (3.71)
Cumulative effect of a change in accounting
principle ..............................................         --           --       $  (0.11)          --
                                                           --------     --------       --------     --------
Net income/(loss) per share ............................   $   0.28     $  (1.48)      $  (0.35)    $  (3.71)
                                                           ========     ========       ========     ========
Shares used in computing net income/(loss) per
common share, basic ....................................     21,971        2,821         21,278        2,684

Net income/(loss) per common share, diluted:
Net income/(loss) before accounting change .............   $   0.25     $  (1.48)      $  (0.24)    $  (3.71)
Cumulative effect of a change in accounting
principle ..............................................         --           --          (0.11)          --
                                                           --------     --------       --------     --------
Net income/(loss) per share ............................   $   0.25     $  (1.48)      $  (0.35)    $  (3.71)
                                                           ========     ========       ========     ========
Shares used in computing net income/(loss) per
common share, diluted ..................................     24,281        2,821         21,278        2,684

Pro forma net income/(loss) per share, diluted .........   $   0.25     $  (0.23)      $  (0.35)    $  (0.53)
                                                           ========     ========       ========     ========

Shares used in computing pro forma net
income/(loss) per share, diluted .......................     24,281       15,354         21,278       15,217

(1)Amortization of deferred stock compensation relates to the following:

Research and development ...............................   $    357     $    221       $  1,293     $    405
General and administrative .............................        663          715          2,370        1,592
                                                           --------     --------       --------     --------
Total ..................................................   $  1,020     $    936       $  3,663     $  1,997
                                                           ========     ========       ========     ========

                             See accompanying notes.


                                      S-4.

                           CALIPER TECHNOLOGIES CORP.

                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                             NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                         -------------------------
                                                            2000            1999
                                                         ---------       ---------
OPERATING ACTIVITIES
Net loss ..............................................  $  (7,475)      $  (8,126)
Adjustments to reconcile net loss to net cash
used in Operating activities:
Cumulative effect of a change in accounting
principle .............................................      2,294              --
Depreciation and amortization .........................      1,449             935
Amortization of deferred stock compensation ...........      3,663           1,997
Stock options issued to non-employees .................        483              --
Issuance of common and preferred stock for
services ..............................................         --              83
Changes in operating assets and liabilities:
Accounts receivable ...................................       (573)            692
Other receivable ......................................    (12,000)             --
Notes receivable from officers ........................         10            (425)
Inventories ...........................................     (1,938)           (206)
Prepaid expenses and other assets .....................       (339)           (161)
Other noncurrent asset ................................       (182)             --
Accounts payable and other accrued liabilities ........      1,762             797
Accrued compensation ..................................        639             258
Deferred revenue ......................................       (852)          1,773
Other noncurrent liabilities ..........................        271             184
                                                         ---------       ---------
Net cash used in operating activities .................    (12,788)         (2,199)
                                                         ---------       ---------

INVESTING ACTIVITIES
Purchases of available-for-sale securities ............   (136,731)        (16,610)
Proceeds from sales of available-for-sale
securities ............................................     12,012           4,813
Proceeds from maturities of available-for-sale
securities ............................................     38,251          13,499
Capital expenditures ..................................     (2,433)         (2,995)
                                                         ---------       ---------
Net cash used in investing activities .................    (88,901)         (1,293)
                                                         ---------       ---------

FINANCING ACTIVITIES
Proceeds from equipment financing .....................      1,378           2,523
Payments of obligations under equipment financing .....     (1,224)           (821)
Proceeds from issuance of common stock ................    105,486             260
                                                         ---------       ---------
Net cash provided by financing activities .............    105,640           1,962
                                                         ---------       ---------
Net decrease in cash and cash equivalents .............      3,951          (1,530)
Cash and cash equivalents at beginning of period ......     44,772           5,158
                                                         ---------       ---------
Cash and cash equivalents at end of period ............  $  48,723       $   3,628
                                                         =========       =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid .........................................  $     464       $     275
                                                         =========       =========

SCHEDULE OF NONCASH TRANSACTIONS
Deferred stock compensation ...........................  $      --       $   7,355
                                                         =========       =========

                             See accompanying notes.


                                      S-5.

                           CALIPER TECHNOLOGIES CORP.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000
                                   (UNAUDITED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

     The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring entries) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000. For further information, refer to the financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 1999 filed by Caliper Technologies Corp.

PRIVATE PLACEMENT OF EQUITY

     On August 30, 2000, Caliper completed a private placement of 2,300,000 shares of its common stock to selected accredited institutional investors, raising net proceeds of approximately $104.9 million.

REVENUE RECOGNITION

     Revenues are earned from services performed pursuant to Caliper's collaboration agreement, technology access program agreements and government grants.

COLLABORATION AGREEMENT

     Revenue from development activities under Caliper's collaboration agreement is recorded in the period in which the costs are incurred. Direct costs associated with this contract are reported as research and development expense. Revenue related to the reimbursement of costs for the supply of chips and reagents to Caliper's collaboration partner is recognized upon shipment. Caliper's share of gross margin on components of the LabChip(R) system sold by the collaboration partner is recognized as revenue upon shipment by the collaboration partner to the end user.

TECHNOLOGY ACCESS PROGRAM AGREEMENTS

     Caliper has entered into a number of multi-year technology access program agreements consisting of four basic elements: (1) access to existing technology;
(2) a multi-year subscription for technology developed during the subscription period; (3) development and support services; and (4) access to prototype LabChip(R) systems developed during the subscription period. Caliper allocates the total arrangement fees to each element based on fair value.

     Prior to January 1, 2000, Caliper recognized non-refundable license fees under its technology access programs as revenues upon transfer of the license to third parties and when no further performance obligations existed. Effective January 1, 2000, Caliper changed its method of accounting for non-refundable license fees to recognize such fees ratably over the term of the committed related technology access program agreement. Caliper believes the change in accounting principle is preferable based on


                                      S-6.

guidance provided in SEC Staff Accounting Bulletin No. 101 - Revenue Recognition in Financial Statements. The $2.3 million cumulative effect of the change in accounting principle was reported as a charge in the quarter ended March 31, 2000. The cumulative effect was initially recorded as deferred revenue that will be recognized as revenue over the remaining contractual terms of the technology access program agreements. During the nine months ended September 30, 2000, the impact of the change in accounting was to increase net loss by $1.2 million, or $0.06 per diluted share, comprised of the $2.3 million cumulative effect of the change as described above ($0.11 per diluted share), net of $1.1 million of the related deferred revenue which was recognized as revenue during the nine months ended September 30, 2000 ($0.05 per diluted share). The remainder of the related deferred revenue will be recognized as revenue approximately as follows:
$200,000 over the remainder of 2000, $800,000 in 2001 and $194,000 in 2002. Had
the change in accounting been adopted as of January 1, 1999, revenue for the three and nine months ended September 30, 1999 would have increased by $422,000 and $656,000, respectively, or decreased pro forma net loss by $0.03 per diluted share and $0.04 per diluted share, respectively.

     Subscription fees are recognized ratably over the subscription period. When payment of the subscription fee is contingent upon reaching a milestone, revenue is deferred until the milestone is met. Support and development services revenue is recognized in the periods the costs are incurred. Product revenue is recognized upon transfer of title to the customer.

GOVERNMENT GRANTS

     Caliper's grant from the National Institute of Standards and Technology provides for the reimbursement of qualified expenses for research and development as defined under the terms of the grant agreement. Revenue under grant agreements is recognized when the related research expenses are incurred.

DEFERRED COMPENSATION ARRANGEMENTS

     Caliper maintains trading assets to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The trading assets consist of marketable equity securities and are stated at fair value. Both realized and unrealized gains and losses generally offset the change in the deferred compensation liability and to date have not been material.

STOCK-BASED COMPENSATION

     Caliper accounts for its stock options and equity awards in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has elected to follow the "disclosure only" alternative prescribed by Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Caliper accounts for stock options issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force 96-18. For the nine months ended September 30, 2000, compensation expense related to stock options issued to non-employees was $483,000.

NET INCOME/(LOSS) PER SHARE

     Basic earnings per share is calculated based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share gives effect to the dilutive effect of common stock equivalents consisting of stock options and warrants (calculated using the treasury stock method).


                                      S-7.

     Pro forma net income/(loss) per share has been computed to give effect to the automatic conversion of preferred stock into common stock which occurred at the completion of Caliper's initial public offering in December 1999 (using the as-if converted method) from the original date of issuance.

     A reconciliation of shares used in the calculations is as follows (in thousands):

                                                         THREE MONTHS ENDED             NINE MONTHS ENDED
                                                            SEPTEMBER 30,                  SEPTEMBER 30,
                                                       -----------------------       -----------------------
                                                         2000           1999           2000           1999
                                                       --------       --------       --------       --------
Basic:
  Net income/(loss) ................................   $  6,067       $ (3,570)      $ (7,475)      $ (8,126)
  Accretion on redeemable convertible
  preferred stock ..................................         --           (608)            --         (1,822)
                                                       --------       --------       --------       --------
  Net income/(loss) attributable to common
  stockholders .....................................   $  6,067       $ (4,178)      $ (7,475)      $ (9,948)
                                                       ========       ========       ========       ========

Weighted-average shares of common stock
outstanding ........................................     22,021          3,044         21,370          2,953
Less: weighted-average shares subject to
repurchase .........................................        (50)          (223)           (92)          (269)
                                                       --------       --------       --------       --------
Weighted-average shares used in net
income/(loss) per common share, basic ..............     21,971          2,821         21,278          2,684
                                                       ========       ========       ========       ========


Diluted:
  Net income/(loss) ................................   $  6,067       $ (3,570)      $ (7,475)      $ (8,126)
  Accretion on redeemable convertible
  preferred stock ..................................         --           (608)            --         (1,822)
                                                       --------       --------       --------       --------
  Net income/(loss) attributable to
  common stockholders ..............................   $  6,067       $ (4,178)      $ (7,475)      $ (9,948)
                                                       ========       ========       ========       ========

Weighted-average shares of common stock
outstanding ........................................     22,021          3,044         21,370          2,953
Plus: weighted-average shares of common
stock equivalents ..................................      2,310             --             --             --
Less: weighted-average shares subject
to repurchase ......................................        (50)          (223)           (92)          (269)
                                                       --------       --------       --------       --------
Weighted-average shares used in net
income/(loss) per common share, diluted ............     24,281          2,821         21,278          2,684
                                                       ========       ========       ========       ========

Pro forma diluted:
 Net income/(loss) .................................   $  6,067       $ (3,570)      $ (7,475)      $ (8,126)
                                                       ========       ========       ========       ========

 Shares used above .................................     24,281          2,821         21,278          2,684
Adjustment to reflect weighted-average effect
of assumed conversion of preferred stock ...........         --         12,533             --         12,533
                                                       --------       --------       --------       --------

Weighted-average shares used in pro forma net
income/(loss) per share, diluted ...................     24,281         15,354         21,278         15,217
                                                       ========       ========       ========       ========


RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities" ("SFAS 133") which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. In June 1999, FASB issued Financial Accounting Standards No. 137 which deferred the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. The adoption of SFAS 133 is not anticipated to have an impact on the Company's results of operations of financial condition when adopted as the Company holds no derivative financial instruments and does not currently engage in hedging actvities.

     In March 2000, the FASB issued No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock compensation - an Interpretation of APB 25." This Interpretation clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation are recognized on a pospective basis from July 1, 2000. The adoption of FIN 44 does not have a material impact on the Company's financial statements.


                                      S-8.

NOTE 2 - CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

     As of September 30, 2000 Caliper invests its excess cash in U.S. government and agency securities, debt instruments of financial institutions and corporations and money market funds with strong credit ratings. They are classified as available-for-sale and are carried at fair value with unrealized gains and losses reported in stockholders' equity.

NOTE 3 - INVENTORIES

     Inventories consist of the following (in thousands):

                            September 30,    December 31,
                                2000            1999
                            -------------    ------------
Raw material ............      $ 1,501          $  253
Work in process .........          688              13
Finished goods ..........           36              21
                               -------          ------
     Total ..............      $ 2,225          $  287
                               =======          ======


NOTE 4 - COMPREHENSIVE INCOME/(LOSS)

     The components of comprehensive income/(loss) for the three and nine months ended September 30, 2000 and 1999 are as follows (in thousands):

                                                         THREE MONTHS ENDED             NINE MONTHS ENDED
                                                            SEPTEMBER 30,                  SEPTEMBER 30,
                                                       ----------------------       -----------------------
                                                         2000           1999           2000           1999
                                                       -------       ---------       --------       --------
Net income/(loss) attributable to common
stockholders.......................................    $ 6,067        $ (4,178)      $ (7,475)      $ (9,948)
Unrealized gain on securities......................        166              --             93             --
                                                       -------        --------       --------       --------
Comprehensive income/(loss)........................    $ 6,233        $ (4,178)      $ (7,382)      $ (9,948)
                                                       =======        ========       ========       ========


NOTE 5 -  LITIGATION

     On March 22, 1999, Caliper filed a lawsuit in California Superior Court for the County of Santa Clara against Aclara Biosciences, Inc. and Caliper's former patent counsel, a patent attorney named Bertram Rowland, and his former law firm, Flehr, Hohbach, Test, Albritton and Herbert alleging that all the defendants misappropriated certain of Caliper's trade secrets relating to Caliper business plans, patents and intellectual property strategy. The suit also alleges that Caliper's former patent counsel committed a breach of the duties they owed to Caliper as its former attorneys. On September 14, 2000, Caliper reached a settlement agreement with Dr. Rowland and Flehr, Hohbach, Albritton, Test and Herbert in this case. The settlement provides Caliper with a $12.0 million cash payment from these defendants as well as other terms. This settlement has no effect on Caliper's lawsuits with Aclara. In this same case, on October 27, 2000, the jury returned a verdict in favor of Caliper and against Aclara on Caliper's claims for misappropriation of trade secrets and conversion of property. The jury awarded Caliper $52.6 million for damages to Caliper and unjust enrichment to Aclara. Caliper has also requested certain equitable relief, including certain rights to the Aclara patent that is the subject of Aclara's suit against Caliper. The court has not yet ruled on that issue. Aclara has requested that the jury award be substantially reduced on several legal grounds. The court has not yet ruled on that request either. Aclara has publicly stated its intention to appeal this case.


                                      S-9.

     On January 12, 2000, Caliper filed a lawsuit in United States District Court for the Northern District of California alleging that Aclara is infringing four U.S. patents licensed to Caliper by Lockheed Martin Energy Research Corporation. These patents cover technology for controlling the flow of materials in microfluidic chips, as well as devices, systems and applications that make use of this technology. Caliper subsequently amended this complaint to add a fifth, related patent. Aclara has counterclaimed for a declaratory judgment that the patents in this suit are invalid, unenforceable and are not infringed by Aclara.

     While Caliper believes that its complaints in these cases are meritorious, there can be no assurance that Caliper will prevail in its actions against any or all of the defendants, or that if Caliper prevails, the damages or equitable remedies awarded, if any, will be commercially valuable. The jury's award in the state court case may be set aside or reduced by the state judge or on appeal. Furthermore, Caliper has incurred and is likely to continue to incur substantial costs and expend substantial personnel time in pursuing its claims against Aclara and Caliper's former patent counsel.

     On April 23, 1999, Aclara Biosciences filed a lawsuit in United States District Court for the Northern District of California alleging that Caliper is making, using, selling or offering for sale microfluidic devices that infringe United States Patent Number 5,750,015 in willful disregard of Aclara's patent rights. This patent concerns methods and devices for moving molecules by the application of electrical fields. The Aclara action seeks damages for past and future reduced sales or lost profits based upon Caliper's alleged fabrication, use, sale or offer for sale of allegedly infringing products and processes, and seeks to enjoin Caliper's continued activities relating to these products. Caliper has counterclaimed for a declaratory judgment of noninfringement, invalidity and unenforceability of all claims of the Aclara patent. On July 19, 2000, the federal judge in this action issued an order finding that eight of the eleven claims asserted against Caliper are invalid, and interpreting the remaining asserted claims. On October 27, 2000, the federal judge issued a second order holding that our products do not literally infringe Aclara's patent, but allowing the suit to proceed on the issue of whether our products infringe under a legal theory known as the doctrine of equivalents and whether the patent is valid and enforceable. This action subjects Caliper to potential liability for damages, including treble damages, and could require Caliper to cease making, using or selling the affected products, or to obtain a license in order to continue to manufacture, use or sell the affected products. While Caliper believes that it has meritorious defenses in this action, there can be no assurance that Caliper will prevail or that any license required would be made available on commercially acceptable terms, if at all. Even if Caliper prevails in the current action, there can be no assurance that we will prevail again if Aclara appeals the case to a higher court. Furthermore, Caliper has incurred and is likely to continue to incur substantial costs and expend substantial personnel time in defending against the claims filed by Aclara. Caliper's failure to successfully defend itself against the Aclara action could have a material adverse effect on Caliper's business, financial condition and operating results.


                                     S-10.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     The discussion in this prospectus supplement and in the prospectus contains forward-looking statements that involve risks and uncertainties. Those statements include words such as "anticipate," "estimate," "project," "intend," and similar expressions which we have used to identify these statements as forward-looking statements. These statements appear throughout this prospectus supplement and prospectus and are statements regarding our intent, belief, or current expectations, primarily with respect to the operations of Caliper or related industry developments. These forward-looking statements do not guarantee future performance and involve risks and uncertainties, and that actual results could differ materially from those discussed here, including under "Risk Factors" in the prospectus.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations as of September 30, 2000 and for the three and nine month periods ended September 30, 2000 and September 30, 1999 should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations included in Caliper's Annual Report on Form 10-K for the year ended December 31, 1999.

     Except for historical information, the discussion in this report contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this report should be read as applying to all related forward-looking statements wherever they appear in this report. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in "--Factors Affecting Operating Results" below as well as those discussed elsewhere.

OVERVIEW

     We are a leader in lab-on-a-chip technologies that miniaturize, integrate and automate many laboratory processes. We develop, manufacture and sell our proprietary LabChip(R) systems to pharmaceutical and other companies. We believe our LabChip(R) systems have the potential to assemble the power and reduce the scale of entire laboratories full of equipment and people. From inception in July 1995 through September 2000, our operating activities were primarily devoted to research, development and commercialization of technologies involving the manipulation of very small amounts of fluid, which are referred to as "microfluidic technologies," and first-generation products such as the Agilent 2100 Bioanalyzer, LabChip(R) kits and our high throughput systems, recruiting personnel, business development, raising capital and acquiring assets. In 1999, we recognized revenue from our first product sales when we sold initial versions of our high throughput system for drug screening to our three technology access program customers. In addition, in September 1999, Agilent Technologies, Inc., our commercial partner, introduced our first LabChip(R) system for use by individual researchers. In March 2000, we recognized revenue from our first multi-capillary sipper chip system and Millennium Pharmaceuticals joined our technology access program, becoming our fourth technology access program customer. In May 2000, we introduced the DNA 500 LabChip(R) kit for the automated analysis of DNA fragments to determine their size and concentration. In August 2000, we introduced the Protein 200 LabChip(R) kit for the automated sizing and analysis of protein samples. In September 2000, we introduced the Automated Microfluidics System 90 which automates the sizing, concentration and purity analysis of nucleic acid fragments using only nanoliters of sample.


                                     S-11.

     Since our inception, we have incurred significant losses and, as of September 30, 2000, we had an accumulated deficit of $42.6 million. Our losses have resulted principally from costs incurred in research and development, manufacturing scale-up, and from general and administrative costs associated with our operations. We expect to continue to incur substantial research and development, manufacturing scale-up, and general and administrative costs. As a result, we will need to generate significantly higher revenue to achieve profitability.

     Our revenue has been derived principally from contract revenue earned under our collaboration agreement with Agilent and from our technology access program customers. To a lesser extent, we have derived revenue from the sale of products and government grants. Although we are developing and plan to introduce future products, we cannot assure you that we will be successful in these efforts. To date, we have generated a substantial portion of our revenue from a limited number of sources. Two of our technology access program partners, Eli Lilly and Millennium, and our commercial partner, Agilent, each accounted for in excess of 10% of our revenue in the three months ended September 30, 2000. Agilent alone accounted for 45% of our revenue in this period, and the two technology access program customers collectively accounted for 42% of our revenue in this period. During the quarter ended September 30, 1999, Agilent accounted for 43% of our revenue and a technology access program customer accounted for 50% of our revenue.

     Under our agreement, Agilent funds our research and development expenditures related to the collaboration, reimburses us for our costs of supplying chips and reagents to Agilent and pays us a share of the gross margin earned on all components of LabChip(R) systems they sell. Revenue from development and support activities under our collaboration agreement is recorded in the period in which the costs are incurred. Direct costs associated with this contract are reported as research and development expense. Revenue related to the reimbursement of costs for the supply of chips and reagents to Agilent is recognized upon shipment. Our share of gross margin on components of the LabChip(R) system sold by Agilent is recognized as revenue upon shipment to the end user. Agilent only began in late 1999 the marketing and sales efforts for the Agilent 2100 Bioanalyzer. Sales of new and innovative instrumentation such as the Agilent 2100 Bioanalyzer involve a long sales cycle, requiring customer training and demonstration periods. As a result, to date Agilent has sold a modest number of Agilent 2100 Bioanalyzers, and it is too early for us to predict market acceptance of this technology.

     Under our technology access program agreements, we recognize as revenue non-refundable license subscription fees over the term of the subscription, product sales upon the transfer of title to the customer, and development and support fees in the period in which the costs are incurred. Subscription fees and development and support fees may be received annually or quarterly in advance depending upon the terms of the agreement. Payments received in advance under all of these agreements are recorded as deferred revenue until earned. We have evaluated the applicability of SAB 101 to our existing technology access program agreements. We have concluded that the approach described in SAB 101 is preferable and have changed our method of accounting effective January 1, 2000 to recognize such fees over the term of the related agreement. The cumulative effect of this change in accounting principle is approximately $2.3 million as of January 1, 2000 and has been recognized as a charge in the quarter ended March 31, 2000. The cumulative effect was recorded as deferred revenue and is being recognized as revenue over the remaining contractual terms of the technology access program agreements. As of September 30, 2000, a total of $3.7 million of revenue was deferred. We expect to recognize this deferred revenue through the third quarter of year 2002.


                                     S-12.

RESULTS OF OPERATIONS

Three and Nine Months Ended September 30, 2000 and 1999

     Revenue. Revenue was $5.5 million and $13.6 million for the three and nine months ended September 30, 2000, respectively, compared to $3.4 million and $8.9 million for the three and nine months ended September 30, 1999. The increase of $2.1 million during the three months ended September 30, 2000 compared to the same period in 1999 resulted from increased revenue generated from product sales under our technology access program and our collaboration agreement with Agilent. The increase of $4.7 million during the nine months ended September 30, 2000 compared to the same period in 1999 resulted primarily from increased revenue generated under our technology access program, including $1.1 million attributed to up-front fees received in prior years which were ratably recorded as revenue during the nine months ended September 30, 2000, as prescribed by SAB 101.

     Research and Development Expenses. Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers for chip development, material costs for prototype and test units, legal expenses resulting from intellectual property prosecution and litigation, and other expenses related to the design, development, testing, and enhancement of our products. We expense our research and development costs as they are incurred. Research and development expenses were $9.8 million and $24.3 million for the three and nine months ended September 30, 2000, respectively, compared to $4.9 million and $12.3 million for the three and nine months ended September 30, 1999. The increase of $5.0 million during the three months ended September 30, 2000 compared to the same period in 1999 was attributed to continued growth of research and development activities, including $1.9 million related to growth in personnel and services to support our technology access program, partner collaboration and product launches, $1.9 million for costs related to intellectual property matters, and the remainder for supplies required to assemble, build and test prototype LabChip(R) systems along with expansion in our operating activities. The increase of $12.0 million during the nine months ended September 30, 2000 compared to the same period in 1999 resulted from $5.0 million related to growth in personnel and services to support our technology access program, partner collaboration and product launches, $5.0 million for costs related to intellectual property matters, primarily legal fees, and the remainder for supplies required to assemble, build and test prototype LabChip(R) systems along with expansion in our operating activites. We expect research and development spending to continue to rise and increase in proportion to our revenue growth over the next several years as we expand our research and product development efforts.

     General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, finance and other administrative personnel, recruiting expenses, professional fees, and other corporate expenses including business development and general legal activities. General and administrative expenses were $2.5 million and $7.3 million for the three and nine months ended September 30, 2000, respectively, compared to $1.4 and $3.5 million for the three and nine months ended September 30, 1999. The increase of 1.1 million during the three months ended September 30, 2000 compared to the same period in 1999 resulted from $487,000 related to employment costs for general and administrative personnel and the remaining balance due to costs associated with being a public company and overall expansion in our operations. The increase of $3.8 million during the nine months ended September 30, 2000 compared to the same period in 1999 resulted from $2.3 million related to employment costs for general and administrative personnel and the remaining balance due to costs associated with being a public company and overall expansion in our operations. We expect general and administrative expenses to continue to increase over the next several years to support our growing business activities, the commercialization of our products, and costs associated with operating a public company.


                                     S-13.

     Amortization of Deferred Stock Compensation. Deferred stock compensation represents the difference between the deemed fair value of our common stock for accounting purposes and the exercise price of options at the date of grant. During 1998 and 1999, we recorded deferred stock compensation totaling $13.2 million. This amount is being amortized over the respective vesting periods of the individual stock options using the graded vesting method. We recorded amortization of deferred compensation of $3.7 million for the nine months ended September 30, 2000, which includes $1.0 million for the three months ended September 30, 2000. We expect to record amortization expense for deferred compensation as follows: $882,000 for the remainder of 2000, $2.5 million during 2001, $1.4 million during 2002, $670,000 during 2003 and $122,000 during 2004.
The amount of deferred compensation expense to be recorded in future periods may decrease if unvested options for which deferred compensation has been recorded are subsequently canceled.

     Interest Income, Net. Net interest income consists of income from our cash and investments offset by expenses related to our financing obligations. Net interest income was $1.9 million and $4.5 million for the three and nine months ended September 30, 2000, respectively, compared to $212,000 and $801,000 for the three and nine months ended September 30, 1999. This increase was due to higher cash and investment balances as a result of $75.9 million net proceeds raised in our December 1999 initial public offering and $104.9 million raised in August 2000 from the sale of 2,300,000 shares of common stock in a private placement, partially offset by increased interest charges from higher financing obligation balances.

     Litigation Settlement. We recorded a $12.0 million litigation settlement receivable during the quarter ended September 30, 2000. For further information regarding this settlement, refer to note 5 to the financial statements included in this prospectus supplement and "Litigation Update" below.

LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 2000, cash, cash equivalents and marketable securities were $190.7 million compared to $100.2 million at December 31, 1999. We used $12.8 million for operations for the nine months ended September 30, 2000 as compared to $2.2 for the comparable period in 1999. This consisted of the net loss of $7.5 million and working capital changes of $13.2 million, which includes a $12.0 million litigation settlement receivable, offset by non-cash charges of $7.9 million related to a change in accounting principle, amortization of deferred stock compensation, stock options issued to non-employees and depreciation and amortization expense.

     Net cash used in investing activities was $88.9 million for the nine months ended September 30, 2000 as compared to $1.3 million for the comparable period in 1999. Net cash used in investing consists primarily of purchases of available-for-sale investments offset by proceeds from sales and maturities of available-for-sale investments, as well as capital expenditures.

     We received $105.6 million from financing activities for the nine months ended September 30, 2000 as compared to $2.0 million for the comparable period in 1999. Net proceeds from financing activities consisted principally of approximately $104.9 million raised in August 2000 from the sale of 2,300,000 shares of common stock in a private placement.

     In May 2000 we entered into a $5.0 million financing arrangement for the purchase of property and equipment. As of September 30, 2000, we had $5.3 million in capitalized lease obligations outstanding compared to $5.1 million at December 31, 1999.


                                     S-14.

     Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing and supporting our products, and other factors. We expect to devote substantial capital resources to continue our research and development efforts, to expand our support and product development activities, and for other general corporate activities. We believe that our current cash balances, together with the revenue to be derived from our collaboration with Agilent and our technology access program agreements, will be sufficient to fund our operations at least into the year 2002. During or after this period, if cash generated by operations is insufficient to satisfy our liquidity requirements, we may need to sell additional equity or debt securities or obtain additional credit arrangements. Additional financing may not be available on terms acceptable to us or at all. The sale of additional equity or convertible debt securities may result in additional dilution to our stockholders.

                                LITIGATION UPDATE

     On March 22, 1999, we filed a lawsuit in California Superior Court for the County of Santa Clara (Case No. CV 780743), against Aclara Biosciences Inc., a patent attorney named Bertram Rowland and the law firm of Flehr, Hohbach, Test, Albritton and Herbert LLP, alleging that all three defendants misappropriated our trade secrets relating to our business plans, patents and intellectual property strategy. The suit also alleges that Dr. Rowland and Flehr Hohbach committed a breach of the duties they owed to us as our former attorneys. The suit seeks damages and equitable remedies to prevent Aclara, Dr. Rowland and Flehr Hohbach from benefiting from the alleged misappropriation and breach of duties. On September 14, 2000, we reached a settlement agreement with Dr. Rowland and Flehr Hohbach in the case pending in Santa Clara County. The settlement provides Caliper with a $12.0 million cash payment by Dr. Rowland and Flehr Hohbach, as well as other terms. This settlement has no effect on Caliper's lawsuits with Aclara. In this same case, on October 27, 2000, the jury returned a verdict in favor of Caliper and against Aclara on Caliper's claims for misappropriation of trade secrets and conversion of property. The jury awarded Caliper $52.6 million for damages to Caliper and unjust enrichment to Aclara. Caliper has also requested certain equitable relief, including certain rights to the Aclara patent that is the subject of Aclara's suit against Caliper. The court has not yet ruled on that issue. Aclara has requested that the jury award be substantially reduced on several legal grounds. The court has not yet ruled on that request either. Aclara has publicly stated its intention to appeal this case.

     On January 12, 2000, we filed a lawsuit in the United States District Court for the Northern District of California against Aclara (Case No. C-00-0145CRB(JCS)) alleging that Aclara is infringing four U.S. patents that have been licensed to us by Lockheed Martin Energy Research Corporation, which operates the Department of Energy's Oak Ridge National Laboratory where the inventions were made. These patents cover technology for controlling the flow of materials in microfluidic chips, as well as devices, systems and applications that make use of this technology. We subsequently amended this complaint to add a fifth, related patent. Aclara has counterclaimed for a declaratory judgment that the patents in this suit are invalid, unenforceable and are not infringed by Aclara.

     While we believe that our complaints in these cases are meritorious, we cannot assure you that we will prevail in our actions against Aclara and Aclara's counterclaims against us, or that if we prevail, the damages or equitable remedies awarded, if any, will be commercially valuable. The jury's award in the state court case may be set aside or reduced by the state judge or on appeal. Furthermore, we have incurred and are likely to continue to incur substantial costs and expend substantial personnel time in pursuing our claims against Aclara.

     On April 23, 1999, Aclara Biosciences filed a lawsuit in United States District Court for the Northern District of California (Case No. C-99-1968BZ) alleging that we are making, using, selling or offering for


                                     S-15.

sale microfluidic devices that infringe United States Patent Number 5,750,015 in willful disregard of Aclara's patent rights. This patent concerns methods and devices for moving molecules by the application of electrical fields. The Aclara action seeks damages for past and future reduced sales or lost profits based upon our alleged fabrication, use, sale or offer for sale of allegedly infringing products and processes, and seeks to enjoin our continued activities relating to these products. We have counterclaimed for a declaratory judgment of noninfringement, invalidity and unenforceability of all claims of the Aclara patent. On July 19, 2000, the federal judge in this action issued an order finding that eight of the eleven claims asserted against us are invalid, and interpreting the remaining asserted claims. On October 27, 2000, the federal judge issued a second order holding that our products do not literally infringe Aclara's patent, but allowing the suit to proceed on the issue of whether our products infringe under a legal theory known as the doctrine of equivalents and whether the patent is valid and enforceable. This action subjects us to potential liability for damages, including treble damages, and could require us to cease making, using or selling the affected products, or to obtain a license in order to continue to manufacture, use or sell the affected products. While we believe we have meritorious defenses and counterclaims to this action, we cannot assure you that we will prevail in this action nor can we assure you that any license required would be made available on commercially acceptable terms, if at all. Even if we prevail in the current action, there can be no assurance that we will prevail again if Aclara appeals the case to a higher court. Furthermore, we have incurred and are likely to continue to incur substantial costs and expend substantial personnel time in defending against the claims filed by Aclara. Failure to successfully defend ourselves against the Aclara action could have a material adverse effect on our business, financial condition and operating results.


                                     S-16.